03002067

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~046219~~ 51372

RECEIVED FEB 26 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMI/CAPITAL MARKET INVESTMENT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

460 PARK AVENUE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS C. ELLIOTT (212) 593-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEINICK SANDERS LEVENTHAL & CO., LLP
(Name – *if individual, state last, first, middle name*)

1375 BROADWAY (Address) NEW YORK (City) (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JAMES A. COTTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMI/CAPITAL MARKET INVESTMENT, LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMI/CAPITAL MARKET INVESTMENT, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

CMI/CAPITAL MARKET INVESTMENT, LLC

DECEMBER 31, 2002

INDEX

EXHIBIT A

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Members
CMI\Capital Market Investment, LLC

We have audited the accompanying statements of financial condition of CMI\Capital Market Investment, LLC as at December 31, 2002 and 2001, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMI/Capital Market Investment, LLC as at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accepted accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule H is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co. LLP

New York, N. Y.
February 7, 2003

EXHIBIT B

CMI/CAPITAL MARKET INVESTMENT, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 21, 2002	December 21, 2001 (*)
Current assets:		
Cash and cash equivalents	$257,323	$329,937
Investments in marketable securities	-	22,750
Receivable from clearing broker	175,877	253,088
Other receivables	72,905	-
Prepaid expenses and other current assets	45,800	24,959
Total current assets	551,905	630,734
Property and equipment, net of accumulated depreciation of $27,657 and $15,879 in 2002 and 2001, respectively	38,857	46,101
Other assets:		
Deferred charges - organization costs, net of accumulated amortization of $1,933 and $1,533 in 2002 and 2001, respectively	67	467
Security deposits	12,377	12,377
Total other assets	12,444	12,844
Total assets	$603,206	$689,679

LIABILITIES AND MEMBERS' EQUITY

	2002	2001 (*)
Current liabilities:		
Accrued expenses and other current liabilities	$144,603	$ 68,680
Income taxes payable	6,325	14,420
Total current liabilities	150,928	83,100
Commitments	-	-
Members' equity	452,278	606,579
Total liabilities and members' equity	$603,206	$689,679

(*) Reclassified for comparability

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

CMI/CAPITAL MARKET INVESTMENT, LLC

STATEMENTS OF INCOME

	For the Years Ended December 31,	
	2002	2001
Revenues:		
Commission income and fees	$1,807,127	$1,543,833
Less: Commissions and clearing expense	874,164	324,244
Net commission income	932,963	1,219,589
Operating expenses:		
Salaries and fringe benefits	186,906	137,577
Research	60,454	64,744
Selling	89,229	108,441
Rent and utilities	101,690	83,636
Regulatory and agency fees	21,401	30,032
Professional fees	60,912	104,187
Insurance	3,235	7,473
General office	82,568	57,599
Charitable contributions	1,000	1,300
Depreciation and amortization	12,178	8,261
Total operating expenses	619,573	603,250
Income from operations	313,390	616,339
Interest income - net	23,612	24,629
Income before provision for income taxes	337,002	640,968
Provision for income taxes	14,700	12,950
Net income	$ 322,302	$ 628,018

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

CMI/CAPITAL MARKET INVESTMENT, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	For the Years Ended December 31,	
	2002	2001
Balance at beginning of year	$606,579	$623,172
Members' withdrawals	(476,603)	(644,611)
Net income for the year	322,302	628,018
Balanace at end of year	$452,278	$606,579

The accompanying notes are an integral part of these financial statements.

EXHIBIT E

CMI/CAPITAL MARKET INVESTMENT, LLC

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2002	2001 (*)
Cash flows from operating activities:		
Net income	$322,302	$628,018
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	12,178	8,262
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Investment in marketable securities	(110,250)	277,100
Receivable from clearing broker	77,211	(94,631)
Other receivables	(72,905)	18,220
Prepaid expenses and other current assets	(20,841)	(4,752)
Accrued expenses and other current liabilities	75,923	33,987
Income taxes payable	(8,095)	(455)
Total adjustments	(46,779)	237,731
Net cash provided by operating activities	275,523	865,749
Cash flows used in investing activities:		
Purchase of property and equipment	(4,534)	(24,527)
Cash flows used in financing activities:		
Members' withdrawals	(343,603)	(644,611)
Net increase (decrease) in cash	(72,614)	196,611
Cash and cash equivalents at beginning of year	329,937	133,326
Cash and cash equivalents at end of year	$257,323	$329,937
Supplemental Disclosures of Cash Flows Information:		
Cash paid during the year for:		
Interest	$ 161	$ -
Taxes	$ 21,307	$ 13,730
Schedule of Noncash Investing and Financing Activity:		
Distribution of securities to members	$133,000	$ -

(*) Reclassified for comparability

The accompanying notes are an integral part of these financial statements.

EXHIBIT F

CMI\CAPITAL MARKET INVESTMENT, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Description of Business:

CMI/Capital Market Investment, LLC (the Company) was formed as a limited liability company on March 2, 1998.

The Company conducts its business as an investment banking firm and is registered with the National Association of Security Dealers. The Company has offices in New York, Boston and Palm Beach.

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(c) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. The Company clears from it's operations on a fully disclosed basis.

(e) Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(f) Property and Equipment:

Property and equipment are being depreciated using the straight-line method over the estimated useful lives of the assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(g) Income Taxes:

The Company is treated as a partnership for federal income tax purposes. The Company however, is responsible for State and local taxes on income, which may vary depending on where commission income is generated.

(h) Deferred Charges:

Deferred charges consist of organization costs which are being amortized on a straight-line basis over a period of sixty months.

(i) Investment in Marketable Securities:

Marketable securities are classified as trading securities and are recorded at fair value with the change in fair value during the year included in earnings.

NOTE 2 - INVESTMENTS IN MARKETABLE SECURITIES.

(a) The Company is required to keep a minimum balance of $100,000 on deposit with its clearing broker, the amount being equal to the minimum capital the Company is required to maintain under Rule 15c3-1 of the Securities and Exchange Commission.

The funds are deposited in a money market fund. As of December 31, 2002, the fund balance was $110,110. The current annual yield on these funds is .50%.

(b) In December 2001, the Company purchased a total of 45,500 shares of convertible preferred stock of Security Guaranty Holdings, a Connecticut holding company. As at December 31, 2001, each share was valued at $.50 for a total of $22,750. An additional investment of $110,250 was made during 2002, and the entire investment distributed to the members at the market value on the date distributed.

NOTE 3 - PROPERTY AND EQUIPMENT.

Property and equipment consists of:

	December 31,	
	2002	2001
Furniture and fixtures	$23,551	$21,242
Equipment	42,963	40,738
	66,514	61,980
Less: Accumulated depreciation	27,657	15,879
	$38,857	$46,101

NOTE 4 - COMMITMENTS.

The Company entered into various lease commitments for office space, the longest of which expires February 29, 2004. Minimum annual rent under these leases is as follows:

Year Ending December 31,	
2003	$70,905
2002	1,299
	$72,204

Rent expense amounted to $105,815 and $84,804, for the years ended December 31, 2002 and 2001, respectively. The Company sublet some of its space on a month-to-month basis during those years; such income was $8,991 for 2002 and $8,061 for 2001.

NOTE 5 - NET CAPITAL REQUIREMENTS.

The Company is subject to the securities and exchange commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002 the Company had net capital of $277,976. The Company's net capital ratio was .54 to 1.

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
CMI\Capital Market Investment, LLC

In planning and performing our audit of the financial statements of CMI\Capital Market Investment, LLC for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CMI/Capital Market Investment, LLC that we considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Weinick Sanders Leventhal & Co. LLP

New York, N. Y.
February 7, 2003

SCHEDULE H

CMI\CAPITAL MARKET INVESTMENT, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2002

Net capital:		
Members' equity		$452,278
Deduct:		
Non-allowable assets	$170,006	
Haircuts	4,296	
		174,302
Net capital		277,976
Less: Minimum capital required		100,000
Excess net capital		$177,976
Aggregate indebtedness		$150,928
Percentage of aggregate indebtedness to net capital		54%

A reconciliation is not included since there are no material differences from the Company's computation of net capital per the amended focus report.